Exhibit 99.12

SRK Consulting (U.S.), Inc. Suite 600 1125 Seventeenth Street Denver, CO 80202 T: 303.985.1333 F: 303.985.9947 denver@srk.com www.srk.com

CONSENT OF QUALIFIED PERSON

I, John Tinucci, PhD, PE, ISRM, consent to the public filing of the technical report titled, “NI 43-101 Technical Report on Resources and Reserves, Bolivar Mine, Mexico” with an Effective Date of October 31, 2017 and a Report Date of June 28, 2018 (the “Technical Report”) by Sierra Metals, Inc. (the “Company”).

I also consent to the use of extracts from, or a summary of, the Technical Report in the Company’s press release dated May 22, 2018 (the “May Press Release”), the related material change report of the Company dated June 1, 2018 (the “MCR”) and the Company’s press release dated July 5, 2018 (the “July Press Release”).

I certify that I have read the May Press Release, the MCR and the July Press Release filed by the Company and they fairly and accurately represent the information in the sections of the Technical Report for which I am responsible.

Dated this 3rd Day of July 2018.

“Signed and Sealed”

John Tinucci, PhD, PE, ISRM
Principal Consultant (Geotechnical Engineer)

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